November 19, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Dieter King

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-1
Filed August 24, 2012
File No. 333-183544

Dear Mr. Anderegg:

This letter is in response to the Staff’s comments in its letter dated September 19, 2012, with respect to the Registration Statement (File No. 333-183554) (the “Registration Statement”) filed by OncoSec Medical Incorporated (“OncoSec” or the “Company”) on August 24, 2012.  For your convenience, we have set forth the Staff’s comments in italicized bold type, followed by the Company’s responses in regular type.

General

1.              We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act of 1933, as amended. Please complete these blanks and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

The Company has amended the Registration Statement to provide the maximum number of shares of common stock and warrants that will be offered in the offering, a description of the warrants being offered and information regarding the placement agent.  The Company is relying on Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”) to omit certain pricing information from the Registration Statement.

4690 Executive Drive Suite 250 | San Diego, CA | 92121 | +1-855-662-6732 | www.oncosec.com

2.              Please file all required exhibits, such as the legal opinion and the placement agent agreement, in a timely manner so that we have time to review them before you request that your registration statement become effective.

Response:

The Company has filed the placement agent agreement, the form of warrant and form of securities purchase agreement as exhibits to its amendment to the Registration Statement.  The Company expects to file the legal opinion in a subsequent amendment to the Registration Statement.  The Company will file the legal opinion in a timely manner to provide you with sufficient time for review prior to requesting effectiveness of the Registration Statement.

Prospectus Cover Page

3.              Your disclosure on the prospectus cover page indicates that “units” will not be issued or certificated and that the common stock shares and warrants will be issued separately. Elsewhere in the prospectus (e.g., the Plan of Distribution and the Description of Securities sections), your disclosure suggests that you are offering units as a distinct security, and those units are comprised of shares of common stock and common stock purchase warrants. Please clarify for us whether or not the transaction you are registering includes securities that are units and revise the registration statement as necessary to reflect the transaction you intend to register and to remove any inconsistencies as to the securities covered by such transaction and as to the terms of such securities.

Response:

The Company has amended its disclosure to clarify that the only securities covered by the Registration Statement are the shares of common stock and warrants issued in the offering and the shares of common stock issuable upon exercise of the warrants.

4.              Please revise your disclosure to provide the pricing information required by Item 501 (b)(3) of Regulations S-K. Please provide such information for each security you are including in the transaction covered by the registration statement.

Response:

The Company is relying on Rule 430A to omit from the Registration Statement the pricing information required by Item 501(b)(3).

5.              Please revise your prospectus cover page to clearly disclose the number of warrants you will be offering and the exercise price for each warrant.

Response:

The Company has amended its disclosure on the prospectus cover page to disclose the number of warrants it will be offering.  The Company is relying on Rule 430A under the Securities Act to omit from the Registration Statement the exercise price of the warrants to be issued in the offering.

Description of Securities, page 22

6.              Please disclose the material terms of the warrants, including but not limited to the period during which the warrants are exercisable. Please refer to Item 202(c) of Regulation S-K.

Response:

The Company has amended its disclosure to provide the material terms of the warrants being offered pursuant to the Registration Statement, including the term of the warrants.

Plan of Distribution, Page 27

7.              We note your disclosure that the placement agent may be deemed to be an underwriter. In view of the placement agent’s role in your offering as the primary distribution participant, please tell us the basis for the implication in your disclosure that the placement agent might not be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In this regard, you may wish to refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please not that if you determine that the placement agent is a statutory underwriter, then you should identify the placement agent as such on the prospectus cover page and in the plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Response:

The Company has amended its disclosure to remove the language that could suggest that the placement agent may not be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.  The Company has named the placement agent on the prospectus cover page and in the Plan of Distribution section.

8.              We note in your Description of Securities disclosure that the investors in your June 2011 private placement have the right to purchase up to 50% of this offering. Please discuss this right in the Plan of Distribution section and indicate whether any of these investors have exercised their right or have indicated that they wish to exercise their right. Please update this disclosure, as necessary, as you progress through the review process.

Response:

The Company has amended the Registration Statement to include this disclosure in the Plan of Distribution.  As of the date of this letter, the Company has not received any indications from the investors in the June 2011 private placement that they wish to exercise their rights to purchase securities in this offering.  The Company will modify its disclosure as necessary to reflect any updates.

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Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832 (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO